Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

21 May 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Rule 2.9 Announcement

In accordance with Rule 2.9 of the Takeover Code, Midatech confirms that, as at the date of this announcement, it has 32,585,891 ordinary shares with par value £0.001 in issue ("Ordinary Shares") and admitted to trading on the AIM market of the London Stock Exchange with International Securities Identification Number GB00BKT14T00. The Company has an American Depositary Receipts facility with respect to its American Depositary Shares ("ADSs", where each ADS represents 5 Ordinary Shares) with 2,711,368 ADSs currently outstanding as of 20 May 2020, representing 13,556,840 Ordinary Shares. The ADSs are registered with the US Securities and Exchange Commission ("SEC") and are listed on The NASDAQ Capital Market with International Securities Identification Number US59564R3021.

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Financial Adviser, Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

Noble Capital Markets, Inc. (M&A adviser)

Michel Gouy, Tel. +43 664 230 2910

Wolfgang Stoiber Tel. +1 978 697 9753

mgouy@noblelsp.com / wstoiber@noblelsp.com

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Joseph Green/ Laine Yonker

Tel: (646) 653-7030/ 7035

jgreen@edisongroup.com/ lyonker@edisongroup.com

Publication on website

A copy of this announcement will be made available (subject to certain restrictions relating to persons resident in restricted jurisdictions) on the Company's website at www.midatechpharma.com in accordance with Rule 26.1 of the Code by no later than 12 noon (London time) on 21 May 2020. For the avoidance of doubt, the content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Takeover Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Additional information

Panmure Gordon (UK) Limited ("Panmure”) is authorised and regulated by the Financial Conduct Authority in the United Kingdom. Panmure is acting as financial adviser in relation to the Code exclusively for Midatech and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than Midatech for providing the protections afforded to clients of Panmure or its affiliates, or for providing advice in relation to the contents of this announcement or any other matter referred to herein.

Noble Capital Markets (“Noble”) is a research-driven boutique investment bank that has supported small & micro-cap companies since 1984. As a FINRA and SEC licensed, broker-dealer Noble provides institutional-quality equity research, merchant and investment banking, wealth management, and order execution services. Noble Life Science Partners, a division of Noble Capital Markets, Inc. combines industry and scientific knowledge to provide our clients with value-added research, advisory, licensing, M&A, and investment and merchant banking services. The Scientific Advisory Board (SAB) was formed for the overall objective of being instrumental and impactful in the growth and expansion of platform through highly focused, in-depth, and substantive advice with regards to new discoveries, technologies, products, services, new developments/trends in the Medical/Biotechnology/Pharmaceutical Industry worldwide.